                          SECURITIES AND EXCHANGE COMMISSION

                               Washington, D. C. 20549

                                      FORM 11-K


(Mark One)

    [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended    September 30, 1995
                         ---------------------------------------------

OR

    [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d)   OF THE SECURITIES AND
         EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from ______________ to ____________________

Commission file number  0-14853
                       -----------------

    A. Full title of the plan and address of the plan if different from that of the issuer named below:

                                Eastern Bancorp, Inc.
                                     401(k) Plan

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

                                Eastern Bancorp, Inc.
                                  537 Central Avenue
                                   Dover, NH  03820

                            EASTERN BANCORP, INC. 401(K)
                                 PROFIT SHARING PLAN

                          Financial Statements and Schedules

                             September 30, 1995 and 1994


                     (With Independent Auditors' Report Thereon)

                             INDEPENDENT AUDITORS' REPORT


The Trustees
Eastern Bancorp, Inc. 401(K) Profit Sharing Plan:


We have audited the statements of net assets available for benefits of the Eastern Bancorp, Inc. 401(K) Profit Sharing Plan as of September 30, 1995 and 1994, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended September 30, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in note 1, effective October 1, 1994, the Plan was merged into the Eastern Bancorp, Inc. 401(K) Stock Bonus Plan, the name of which was changed to the Eastern Bancorp, Inc. 401(K) & ESOP Plan as of that date.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Eastern Bancorp, Inc. 401(K) Profit Sharing Plan as of September 30, 1995 and 1994, and the changes in net assets available for benefits for each of the years in the three-year period ended September 30, 1995, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in Schedules 1 and 2 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in Schedule 3 is presented for purposes of additional analysis rather than to present the changes in plan equity of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, except for the omission of historical cost from the schedule of assets held for investment purposes, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                            KPMG PEAT MARWICK LLP



Boston, Massachusetts
March 14, 1996

                   EASTERN BANCORP, INC. 401(K) PROFIT SHARING PLAN Statements of Net Assets Available for Benefits
                             September 30, 1995 and 1994


                                                       1995            1994
                                                       ----            ----



Assets:

  Investments, at fair value (notes 1 and 3)       $        0       3,759,015

  Participant loans receivable                              0          45,660
                                                   ----------       ---------














      Net assets available for benefits            $        0       3,804,675
                                                   ----------       ---------
                                                   ----------       ---------













See accompanying notes to financial statements.

                   EASTERN BANCORP, INC. 401(K) PROFIT SHARING PLAN
              Statements of Changes in Net Assets Available for Benefits
                     Years ended September 30, 1995, 1994 and 1993



                                            1995          1994          1993
                                            ----          ----          ----


Additions to net assets attributed to:
 Investment income:
   Interest and dividends                   $         0     78,100     178,753
   Net appreciation in fair value
       of investments                                 0    234,544     484,104
                                            -----------  ---------   ---------

                                                      0    312,644     662,857
                                            -----------  ---------   ---------


 Contributions:
   Employer                                           0    388,228     325,197
   Participants                                       0    310,645     253,382
   Rollover                                           0      6,694      17,737
                                            -----------  ---------   ---------

                                                      0    705,567     596,316
                                            -----------  ---------   ---------

       Total additions                                0  1,018,211   1,259,173


Deductions from net assets attributed to:
   Transfer of plan assets (note 1)           3,804,675          0           0
   Benefits paid to participants                      0    254,450     368,620
                                            -----------  ---------   ---------


       Net (decrease) increase               (3,804,675)   763,761     890,553



Net assets available for benefits:
 Beginning of year                            3,804,675  3,040,914   2,150,361
                                            -----------  ---------   ---------


 End of year                                $         0  3,804,675   3,040,914
                                            -----------  ---------   ---------
                                            -----------  ---------   ---------


See accompanying notes to financial statements.

                   EASTERN BANCORP, INC. 401(K) PROFIT SHARING PLAN
                            Notes to Financial Statements
                             September 30, 1995 and 1994


(1) SIGNIFICANT ACCOUNTING POLICIES

    The Eastern Bancorp, Inc. 401(K) Profit Sharing Plan (the "Plan") was established effective October 1, 1988 by Eastern Bancorp, Inc. (the "Company"). The Plan provides eligible employees of the Company a thrift incentive and allows them to accumulate and invest funds on a tax advantageous basis. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective October 1, 1994, the Plan was merged into the Eastern Bancorp, Inc. 401(K) Stock Bonus Plan, the name of which was changed to the Eastern Bancorp, Inc. 401(K) & ESOP Plan as of that date. Therefore, all assets and liabilities held by the Plan as of October 1, 1994 were transferred as of that date.

    The financial statements of the Plan have been prepared on the accrual basis of accounting.

    (a)  INVESTMENTS

         Investments in mutual funds are valued at the last reported sales price on the last day of the Plan year. Investments in certificates of deposits and cash reserves are valued at cost plus accrued interest which approximates market value.
         Investment in the common stock of the Company is stated at fair value based on the closing over-the-counter quotation on the last day of the Plan year. Purchases and sales of securities are recorded on a trade date basis.

    (b)  USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

         Management has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.


(2) DESCRIPTION OF THE PLAN

    The following description of the Plan, prior to the merger, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

    ELIGIBILITY

    All employees are eligible to participate in the Plan provided they:

    (a) have completed one year of service with the Company in a job classification under which 1,000 hours of vesting service is credited each Plan year, and

    (b) are not a member of a unit of employees that is represented by a collective bargaining agent.

    VESTING

    Participants are immediately vested in their voluntary contributions. Vesting of employer contributions is based on the participant's years of credited service. A participant is 100% vested after five years of credited service.

    Effective September 30, 1991, all participants became vested in their account balance in connection with the Voluntary Reduction in Force Program offered by the Company. Subsequent to September 30, 1991, all company contributions are subject to the five year vesting rules and dates.


                                                                  (Continued)

                   EASTERN BANCORP, INC. 401(K) PROFIT SHARING PLAN
                            Notes to Financial Statements

    CONTRIBUTIONS

    Effective October 1, 1989, each participant may contribute up to ten percent of his or her pre-tax compensation and up to ten percent of his or her after tax compensation to the Plan. The Company matches 50% of a participant's pre-tax contributions up to 6% of pre-tax compensation. In addition, each year the Company may make discretionary contributions which are allocated to individual participant's accounts on a pro rata basis in proportion to the participant's annual compensation compared to total annual compensation of all eligible participants.

    Rollover contributions are the amounts from participant accounts which were transferred to the Plan from other qualified plans not sponsored by the Company.

    FORFEITURES

    Participant forfeitures of non-vested account balances reduce the Company's liability for contributions.

    PARTICIPANT ACCOUNTS

    Each participant's account is credited with the participant's contribution and an allocation of the Company's contributions and Plan earnings. Participants are entitled to the vested benefit in their account.

    INVESTMENT ALTERNATIVES

    Effective April 1, 1994 participants may direct the allocation of their contributions to the purchase of investments in the Fidelity Magellan Fund, Fidelity Puritan Fund, Fidelity Certificates of Deposit Fund, Fidelity International Growth & Income Fund, Fidelity Overseas Fund, Fidelity Managed Income Fund, Fidelity Asset Manager Fund, Fidelity Asset Manager Growth Fund, Fidelity Blue Chip Growth Fund, Fidelity Growth Company Fund, Fidelity Contra Fund, or common stock of the Company.

    Prior to April 1, 1994 participants could direct the allocation of their contributions to the purchase of investments in the Fidelity Magellan Fund, Fidelity Puritan Fund, Fidelity Certificates of Deposit Fund, Fidelity Cash Reserves Fund, or common stock of the Company.

    DISTRIBUTIONS

    Upon termination, a participant is entitled to a distribution equal in value to his or her vested account balance. Amounts not vested at the date of termination are forfeited. The distribution will be made as soon as practical upon termination. If a participant's aggregate account balance exceeds $3,500, the account balance cannot be distributed in whole or in part until the participant attains the normal retirement age of 65, unless the participant consents to an earlier distribution.

    TERMINATION OF THE PLAN

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

    As discussed in note 1, effective October 1, 1994, the Plan was merged and the assets and liabilities were transferred into the Eastern Bancorp, Inc. 401(K) Stock Bonus Plan. In accordance with Internal Revenue Code Section 414(l), and the regulations thereunder, the transfer of assets and liabilities constitutes a plan merger and not a plan termination.

    ADMINISTRATIVE EXPENSES

    All expenses incurred in the administration of the Plan are paid by the Company.


                                                              (Continued)

                   EASTERN BANCORP, INC. 401(K) PROFIT SHARING PLAN
                            Notes to Financial Statements



    PLAN CHANGES

    Effective October 1, 1994, the Plan was merged into the Eastern Bancorp, Inc. 401(K) Stock Bonus Plan, at which time the name of the Plan was changed to the Eastern Bancorp, Inc. 401(K) & ESOP Plan. At the time of the merger, the Company intended to meet the following Internal Revenue Code requirements for plan mergers: (1) the sum of the account balances in each plan equals the fair market value of the entire plan assets (2) the assets of each plan are combined to form the assets of the plan as merged; and (3) immediately after the merger, each participant in the plan as merged has an account balance equal to the sum of the account balances the participant had in the plans immediately before the merger. The plan administrator believes that these requirements were met.


(3) INVESTMENTS

    Investments at fair value at September 30, 1994 were as follows:


                                                               1994
                                                               ----

         Fidelity Magellan Fund                            $1,246,211
         Fidelity Puritan Fund                                696,410
         Fidelity Certificates of Deposit Fund                577,272
         Eastern Bancorp, Inc. common stock                   866,806
         Fidelity International Growth & Income Fund           19,219
         Fidelity Overseas Fund                                15,789
         Fidelity Managed Income Fund                         165,112
         Fidelity Asset Manager Fund                           26,491
         Fidelity Asset Manager Growth Fund                    32,060
         Fidelity Blue Chip Growth Fund                        54,982
         Fidelity Growth Company Fund                          20,713
         Fidelity Contra Fund                                  37,950
                                                           ----------

                                                           $3,759,015
                                                           ----------
                                                           ----------



    Of the above investment funds, only the Fidelity Magellan, Fidelity Puritan, and Fidelity Certificates of Deposit Funds and Eastern Bancorp, Inc. Common Stock represented 5% or more of the Plan's net assets at September 30, 1994. As discussed in note 1, all assets of the Plan were transferred to the Eastern Bancorp, Inc. 401(K) & ESOP Plan effective October 1, 1994.


(4) PARTY-IN-INTEREST TRANSACTIONS

    There were no party-in-interest transactions which are prohibited by ERISA
    Section 406 and for which there is no statutory or administrative exemption.


(5) TAX STATUS

    The Internal Revenue Service has determined and informed the Company by a letter dated March 28, 1990, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                                                                     Schedule 1

                   EASTERN BANCORP, INC. 401(K) PROFIT SHARING PLAN
                    Item 27d - Schedule of Reportable Transactions
                            Year ended September 30, 1995



                                                            (h) Current
                                                               Value
                                                            of Asset on  (i) Net
                                (c) Purchase  (d) Selling   Transaction    Gain
   (b) Description of Asset         Price        Price          Date      (Loss)
   ------------------------         -----        -----          ----      ------
None


Note:    Reportable transactions, for the purpose of this schedule, are:

    (1) Any single transaction within the Plan year, with respect to any Plan asset, in excess of 5% of the fair value of Plan assets as of the beginning of the Plan year; or

    (2) Series of transactions within the Plan year with respect to securities of the same issue that amount in the aggregate to more than 5% of the fair value of Plan assets at the beginning of the Plan year; or

    (3) Any securities transaction within the Plan year with or in conjunction with a person, if any prior or subsequent securities transaction has occurred with that same person in an amount in excess of 5% of the fair value of Plan assets at the beginning of the Plan year.


The above schedule was prepared using the format prescribed by U.S. Department of Labor Regulations 2520.103-6(d)(2).

                                                                      Schedule 2

                   EASTERN BANCORP, INC. 401(K) PROFIT SHARING PLAN
              Item 27a - Schedule of Assets Held for Investment Purposes
                             September 30, 1995 and 1994


            1995                                  (c) Description/
            ----                                       Number       (e) Current
   (b) Identity of Issue                              of Shares        Value
   ---------------------                              ---------        -----
None



            1994                                  (c) Description/
            ----                                       Number       (e) Current
   (b) Identity of Issue                              of Shares        Value
   ---------------------                              ---------        -----
Fidelity Certificates of Deposit Fund            Certificates of
                                                     Deposit       $   577,272
Fidelity International Growth and Income Fund          1,107.094        19,219
Fidelity Overseas Fund                                   552.270        15,789
Eastern Bancorp, Inc. common stock                    38,954.919       866,806
Fidelity Managed Income Fund                         165,112.280       165,112
Fidelity Puritan Fund                                 45,378.710       696,410
Fidelity Asset Manager Fund                            1,816.926        26,491
Fidelity Asset Manager Growth Fund                     2,304.816        32,060
Fidelity Blue Chip Growth Fund                         2,097.743        54,982
Fidelity Growth Company Fund                             730.607        20,713
Fidelity Magellan Fund                                18,487.032     1,246,211
Fidelity Contra Fund                                   1,241.427        37,950
                                                                   -----------

          Total investments                                        $ 3,759,015
                                                                   -----------
                                                                   -----------


Note: There were no assets held for investment which were both acquired and disposed of during the Plan year which would require disclosure.

Note:    The cost of assets held for investment purposes is not available.

                   EASTERN BANCORP, INC. 401(K) PROFIT SHARING PLAN

                Supplemental Schedule of Allocation of Plan Income and
                    Changes in Plan Equity to Investment Programs

                            Year ended September 30, 1995

                                              Fidelity
                               Fidelity    International                Eastern      Fidelity
                             Certificates     Growth      Fidelity    Bancorp, Inc.   Managed    Fidelity
                              of Deposit    and Income    Overseas      Common        Income      Puritan
                                 Fund          Fund         Fund         Stock         Fund        Fund
                                 ----          ----         ----         -----         ----        ----
Net assets available for
  benefits at beginning
  of year                     $577,272       19,219       15,789        866,806      165,112     696,410

  Transfer of plan assets     (577,272)     (19,219)     (15,789)      (866,806)    (165,112)   (696,410)
                              --------      -------      -------       --------     --------    --------

Net assets available for
  benefits at end of year     $      0            0            0              0            0           0
                              --------      -------      -------       --------     --------    --------
                              --------      -------      -------       --------     --------    --------


                                                                      Schedule 3

                                          Fidelity
                               Fidelity     Asset    Fidelity   Fidelity
                                 Asset     Manager   Blue Chip   Growth    Fidelity
                                Manager     Growth    Growth     Company   Magellan
                                 Fund        Fund      Fund       Fund       Fund
                                 ----        ----      ----       ----       ----
Net assets available for
  benefits at beginning
  of year                       26,491     32,060      54,982     20,713    1,246,211

  Transfer of plan assets      (26,491)   (32,060)    (54,982)   (20,713)  (1,246,211)
                               -------     -------    -------    -------   ----------

Net assets available for
  benefits at end of year            0          0           0          0            0
                               -------     -------    -------    -------   ----------
                               -------     -------    -------    -------   ----------


                               Fidelity   Participant
                                Contra       Loan
                                 Fund        Fund           Total
                                 ----        ----           -----
Net assets available for
  benefits at beginning
  of year                      37,950      45,660        3,804,675

  Transfer of plan assets     (37,950)    (45,660)      (3,804,675)
                              -------     -------       ----------

Net assets available for
  benefits at end of year           0           0                0
                              -------     -------       ----------
                              -------     -------       ----------

                       EASTERN BANCORP, INC. 401(K) & ESOP PLAN

                          Financial Statements and Schedules

                             September 30, 1995 and 1994


                     (With Independent Auditors' Report Thereon)

                             INDEPENDENT AUDITORS' REPORT


The Trustees
Eastern Bancorp, Inc. 401(K) & ESOP Plan:


We have audited the statements of net assets available for benefits of the Eastern Bancorp, Inc. 401(K) & ESOP Plan (formerly known as the Eastern Bancorp, Inc. 401(K) Stock Bonus Plan), as of September 30, 1995 and 1994, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended September 30, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in note 1, effective October 1, 1994, the Eastern Bancorp, Inc. 401(K) Profit Sharing Plan was merged into the Eastern Bancorp, Inc. 401(K) Stock Bonus Plan. The name of the Plan was changed to Eastern Bancorp, Inc. 401(K) & ESOP Plan as of that date.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Eastern Bancorp, Inc. 401(K) & ESOP Plan as of September 30, 1995 and 1994, and the changes in net assets available for benefits for each of the years in the three-year period ended September 30,1995, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in Schedules 1 and 2 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in Schedule 3 is presented for purposes of additional analysis rather than to present the changes in plan equity of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, except for the omission of historical cost from the schedule of assets held for investment purposes, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                           KPMG PEAT MARWICK LLP

Boston, Massachusetts
March 14, 1996

                       EASTERN BANCORP, INC. 401(K) & ESOP PLAN
                   Statements of Net Assets Available for Benefits
                             September 30, 1995 and 1994



                                                     1995            1994
                                                     ----            ----
Assets:

  Investments, at fair value (notes 1 and 3)   $  6,516,355       1,022,009
  Participant loans receivable                       60,713               0
  Cash                                              149,426           1,061
                                               ------------       ---------

                                                  6,726,494       1,023,070

Liabilities:

  Due to broker on pending trades                   276,541                0
                                               ------------       ----------

      Net assets available for benefits        $  6,449,953        1,023,070
                                               ------------       ----------
                                               ------------       ----------



See accompanying notes to financial statements.

                       EASTERN BANCORP, INC. 401(K) & ESOP PLAN
              Statements of Changes in Net Assets Available for Benefits
                    Years ended September 30, 1995, 1994 and 1993


                                                 1995          1994         1993
                                                 ----          ----         ----
Additions to net assets attributed to:

  Transfer of plan assets (note 1)           $  3,804,675              0            0
                                             ------------   ------------  -----------

  Investment income:
     Interest and dividends                       107,233          6,628        3,107
     Net appreciation in fair value
       of investments                             683,866        259,655      335,680
                                             ------------   ------------  -----------
                                                  791,099        266,283      338,787
                                             ------------   ------------  -----------
  Contributions:
     Employer                                     960,572        165,763      132,773
     Participants                                 287,842              0            0
     Rollover                                       1,692              0            0
                                             ------------   ------------  -----------
                                                1,250,106        165,763      132,773
                                             ------------   ------------  -----------

       Total additions                          5,845,880        432,046      471,560


Deductions from net assets attributed to:
  Benefits paid to participants                   418,997         66,943       22,514
                                             ------------   ------------  -----------

     Net increase                               5,426,883        365,103      449,046

Net assets available for benefits:
  Beginning of year                             1,023,070        657,967      208,921
                                             ------------   ------------  -----------

     End of year                             $  6,449,953      1,023,070      657,967
                                             ------------   ------------  -----------
                                             ------------   ------------  -----------


See accompanying notes to financial statements.

                       EASTERN BANCORP, INC. 401(K) & ESOP PLAN
                            Notes to Financial Statements
                             September 30, 1995 and 1994


(1)  SIGNIFICANT ACCOUNTING POLICIES

     The Eastern Bancorp, Inc. 401(K) Stock Bonus Plan was established effective October 1, 1988 by Eastern Bancorp, Inc. (the "Company"). Effective October 1, 1994, the Eastern Bancorp, Inc. 401(K) Profit Sharing Plan was merged into the Eastern Bancorp, Inc. 401(K) Stock Bonus Plan. The name of the Plan was changed to Eastern Bancorp, Inc. 401(K) & ESOP Plan (the "Plan") as of that date. All assets held by the Eastern Bancorp, Inc. 401(K) Profit Sharing Plan were transferred into the Plan as of October 1, 1994. The Plan provides eligible employees of the Company a thrift incentive and allows them to accumulate and invest funds on a tax advantageous basis. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     The financial statements of the Plan have been prepared on the accrual basis of accounting.

     (a)  INVESTMENTS

          Investments in mutual funds are valued at the last reported sales price on the last day of the Plan year. Investments in certificates of deposits and cash reserves are valued at cost plus accrued interest which approximates market value.
          Investment in the common stock of the Company is stated at fair value based on the closing over-the-counter quotation on the last day of the Plan year. Purchases and sales of securities are recorded on a trade date basis.

     (b)  USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

          Management has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.


(2)   DESCRIPTION OF THE PLAN

     The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     ELIGIBILITY

     All employees are eligible to participate in the Plan provided they:

     (a) have completed one year of service with the Company in a job classification under which 1,000 hours of vesting service is credited each Plan year, and

     (b) are not a member of a unit of employees that is represented by a collective bargaining agent.

     VESTING

     Participants are immediately vested in their voluntary contributions. Vesting of employer contributions is based on the participant's years of credited service. A participant is 100% vested after five years of credited service.

     Effective September 30, 1991, all participants became vested in their account balance in connection with the Voluntary Reduction in Force Program offered by the Company. Subsequent to September 30, 1991, all company contributions are subject to the five year vesting rules and dates.


                                                                     (Continued)

                       EASTERN BANCORP, INC. 401(K) & ESOP PLAN
                            Notes to Financial Statements


     CONTRIBUTIONS

     Prior to the Plan merger effective October 1, 1994 described in note 1, all contributions to the Plan were discretionary contributions made by the Company and were allocated to participants' accounts on the basis of compensation.

     Effective October 1, 1994, each participant may contribute up to ten percent of his or her pre-tax compensation and up to ten percent of his or her after tax compensation to the Plan. The Company matches 50% of a participant's pre-tax contributions up to 6% of pre-tax compensation. In addition, each year the Company may make discretionary contributions which are allocated to individual participant's accounts on a pro rata basis in proportion to the participant's annual compensation compared to total annual compensation of all eligible participants.

     Rollover contributions are the amounts from participant accounts which were transferred to the Plan from other qualified plans not sponsored by the Company.

     FORFEITURES

     Participant forfeitures of non-vested account balances reduce the Company's liability for contributions.

     PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's contribution and an allocation of the Company's contributions and Plan earnings. Participants are entitled to the vested benefit in their account.

     INVESTMENT ALTERNATIVES

     Prior to the Plan merger effective October 1, 1994 described in note 1, all plan assets were invested in common stock of the Company.

     Effective October 1, 1994 participants may direct the allocation of their contributions to the purchase of investments in the Fidelity Magellan Fund, Fidelity Puritan Fund, Fidelity Certificates of Deposit Fund, Fidelity International Growth and Income Fund, Fidelity Overseas Fund, Fidelity Managed Income Fund, Fidelity Asset Manager Fund, Fidelity Asset Manager Growth Fund, Fidelity Blue Chip Growth Fund, Fidelity Growth Company Fund, Fidelity Contra Fund, or common stock of the Company.

     DISTRIBUTIONS

     Upon termination, a participant is entitled to a distribution equal in value to his or her vested account balance. Amounts not vested at the date of termination are forfeited. The distribution will be made as soon as practical upon termination. If a participant's aggregate account balance exceeds $3,500, the account balance cannot be distributed in whole or in part until the participant attains the normal retirement age of 65, unless the participant consents to an earlier distribution.

     TERMINATION OF THE PLAN

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

     ADMINISTRATIVE EXPENSES

     All expenses incurred in the administration of the Plan are paid by the Company.


                                                                     (Continued)

                       EASTERN BANCORP, INC. 401(K) & ESOP PLAN
                            Notes to Financial Statements

     PLAN CHANGES AND AMENDMENTS

     The Plan was amended and restated effective October 1, 1989. Effective October 1, 1994, Eastern Bancorp, Inc. 401(K) Profit Sharing Plan was merged into Eastern Bancorp, Inc. 401(K) Stock Bonus Plan, at which time the name of the Plan was changed to the Eastern Bancorp, Inc. 401(K) & ESOP Plan. At the time of the merger, the Company intended to meet the following Internal Revenue Code requirements for plan mergers: (1) the sum of the account balances in each plan equals the fair market value of the entire plan assets; (2) the assets of each plan are combined to form the assets of the plan as merged; and (3) immediately after the merger, each participant in the plan as merged has an account balance equal to the sum of the account balances the participant had in the plans immediately before the merger. The plan administrator believes that these requirements were met.

(3)  INVESTMENTS

     Investments at fair value at September 30, 1995 and 1994 follow:

                                                             1995           1994
                                                             ----           ----
          Eastern Bancorp, Inc., Common Stock            $  2,507,042     1,022,009
          Fidelity Cash Reserves                              413,418             0
          Fidelity Magellan Fund                            1,738,585             0
          Fidelity Puritan Fund                               866,035             0
          Fidelity International Growth and Income Fund        31,125             0
          Fidelity Overseas Fund                               40,105             0
          Fidelity Managed Income Fund                        249,227             0
          Fidelity Asset Manager Fund                          44,581             0
          Fidelity Asset Manager Growth Fund                   61,024             0
          Fidelity Blue Chip Growth Fund                      188,174             0
          Fidelity Growth Company Fund                         43,712             0
          Fidelity Contra Fund                                 63,327             0
          Certificates of Deposit:
            MBNA America Bank, 5.25%, due
              December 4, 1995                                 90,000             0
            Chemical Bank NY, 4.5%, due
              February 24, 1997                                90,000             0
            Lasalle National Bank, 5.05%, due
               February 25, 1998                               90,000             0
                                                         ------------     ---------

                                                         $  6,516,355     1,022,009
                                                         ------------     ---------
                                                         ------------     ---------


     Of the above investment funds, only the Fidelity Magellan, Fidelity Puritan, and Fidelity Cash Reserves Funds and Eastern Bancorp, Inc. Common Stock represent 5% or more of the Plan's net assets at September 30, 1995. The Eastern Bancorp, Inc. Common Stock represented 5% or more of the Plan's net assets at September 30, 1994.

(4)  PARTY-IN-INTEREST TRANSACTIONS

     There were no party-in-interest transactions which are prohibited by ERISA
     Section 406 and for which there is no statutory or administrative exemption.

(5)  TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated March 28, 1990, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. An application for a favorable determination letter relating to the Plan, as amended, is pending with the Internal Revenue Service.

(6)  SUBSEQUENT EVENT

     Effective October 1, 1995, the Plan was amended to recognize participants' service with First Savings of New Hampshire for purposes of eligibility and vesting. On that date, First Savings of New Hampshire was merged into Vermont Federal Bank, FSB, Eastern Bancorp's wholly-owned subsidiary.

                                                                     Schedule 1


                       EASTERN BANCORP, INC. 401(K) & ESOP PLAN
                    Item 27d - Schedule of Reportable Transactions
                            Year ended September 30, 1995


                                                                          (h) Current
                                                                              Value
                                                                           of Asset on   (i) Net
                                              (c) Purchase    (d) Selling  Transaction     Gain
   (b) Description of Asset                       Price          Price        Date        (Loss)
   ------------------------                       -----          -----        ----        ------
Eastern Bancorp, Inc., common stock            $  818,049        264,237     264,237            0

Fidelity Puritan Fund                             202,070        105,080     105,080       12,665

Fidelity Magellan Fund                            330,538        280,380     280,380            0

Fidelity Blue Chip Growth Fund                    122,591         11,954      11,954        9,256

Fidelity Managed Income Fund                      118,632         34,517      34,517            0

Fidelity Cash Reserves                            698,637        381,508     381,508            0










Note:    Reportable transactions, for the purpose of this schedule, are:

        (1) Any single transaction within the Plan year, with respect to any Plan asset, in excess of 5% of the fair value of Plan assets as of the beginning of the Plan year; or

        (2) Series of transactions within the Plan year with respect to securities of the same issue that amount in the aggregate to more than 5% of the fair value of Plan assets at the beginning of the Plan year; or

        (3) Any securities transaction within the Plan year with or in conjunction with a person, if any prior or subsequent securities transaction has occurred with that same person in an amount in excess of 5% of the fair value of Plan assets at the beginning of the Plan year.


The above schedule was prepared using the format prescribed by U.S. Department of Labor Regulations 2520.103-6(d)(2).

                                                                     Schedule 2

                       EASTERN BANCORP, INC. 401(K) & ESOP PLAN
              Item 27a - Schedule of Assets Held for Investment Purposes
                             September 30, 1995 and 1994


         1995                                         (c) Description/
         ----                                               Number       (e) Current
  (b) Identity of Issue                                   of Shares         Value
  ---------------------                                   ---------         -----
Eastern Bancorp, Inc., common stock                       110,296.96   $ 2,507,042
Fidelity Cash Reserves                                    413,418.24       413,418
Certificates of Deposit:
  MBNA America Bank, 5.25%, due December 4, 1995                            90,000
  Chemical Bank NY, 4.5%, due February 24, 1997                             90,000
  Lasalle National Bank, 5.05%, due February 25, 1998                       90,000

Fidelity International Growth and Income Fund              1,723.431        31,125
Fidelity Overseas Fund                                     1,375.828        40,105
Fidelity Managed Income Fund                             249,227.350       249,227
Fidelity Puritan Fund                                     51,611.158       866,035
Fidelity Asset Manager Fund                                2,881.769        44,581
Fidelity Asset Manager Growth Fund                         4,101.089        61,024
Fidelity Blue Chip Growth Fund                             5,923.020       188,174
Fidelity Growth Company Fund                               1,154.258        43,712
Fidelity Magellan Fund                                    18,821.968     1,738,585
Fidelity Contra Fund                                       1,559.394        63,327
                                                                       -----------

          Total investments                                            $ 6,516,355
                                                                       -----------
                                                                       -----------



         1994                                     (c) Description/
         ----                                           Number       (e) Current
  (b) Identity of Issue                                of Shares         Value
  ---------------------                                ---------         -----
Eastern Bancorp, Inc., common stock                     45,933       1,022,009
                                                                   -----------

          Total investments                                        $ 1,022,009
                                                                   -----------
                                                                   -----------


Note: There were no assets held for investment which were both acquired and disposed of during the Plan year which would require disclosure.

Note:   The cost of assets held for investment purposes is not available.

                       EASTERN BANCORP, INC. 401(K) & ESOP PLAN

                Supplemental Schedule of Allocation of Plan Income and
                    Changes in Plan Equity to Investment Programs

                            Year ended September 30, 1995



                                  Eastern        Eastern                    Fidelity
                               Bancorp, Inc.   Bancorp, Inc.   Fidelity    International              Fidelity
                                  Common          Common     Certificates     Growth      Fidelity     Managed
                                   Stock           Stock      of Deposit    and Income    Overseas     Income
                                 ESOP Fund      401(K) Fund      Fund          Fund         Fund        Fund
                                 ---------      -----------      ----          ----         ----        ----
Net assets available for
  benefits at beginning
  of year                      $1,023,070*               0            0             0            0            0

  Transfer of plan assets               0          866,806      577,272        19,219       15,789      165,112

  Interest and dividends           18,587           16,179       24,119             0            0       13,448

  Net appreciation
    (depreciation) in fair
    value of investments           49,245           41,561            0         2,088        1,281       (1,493)

  Contributions                   325,354          210,294      128,266         8,856       12,202       54,050

  Benefits paid to
    participants                  (71,007)         (47,902)    (116,164)         (206)        (580)     (24,021)

  Interfund transfers                   0           81,127      (63,462)        1,168       11,413       42,131
                               ----------         --------      -------        ------      -------      -------

Net assets available for
  benefits at end of year      $1,345,249*       1,168,065**    550,031**      31,125       40,105      249,227
                               ----------         --------      -------        ------      -------      -------
                               ----------         --------      -------        ------      -------      -------


* Includes the Plan's cash balances of $149,426 and $1,061 at September 30, 1995 and 1994, respectively.

** Includes $133,387 and $280,031 invested in Fidelity Cash Reserves in the
   Eastern Bancorp, Inc. Common Stock 401(K) Fund and the Fidelity Certificates of Deposit Fund, respectively, at September 30, 1995.

                                                                     Schedule 3


                                                     Fidelity
                                         Fidelity     Asset        Fidelity      Fidelity
                           Fidelity        Asset     Manager       Blue Chip      Growth     Fidelity
                            Puritan       Manager     Growth        Growth       Company     Magellan
                              Fund         Fund       Fund           Fund          Fund        Fund
                              ----         ----       ----           ----          ----        ----
Net assets available for
  benefits at beginning
  of year                         0            0           0              0             0             0

  Transfer of plan assets   696,410       26,491      32,060         54,982        20,713     1,246,211

  Interest and dividends     22,017        1,130         651            103           234         6,075

  Net appreciation
    (depreciation) in fair
    value of investments     85,300        3,646       4,836         31,811        10,300       442,217

  Contributions             138,529        7,278       9,567         38,833        10,743       289,241

  Benefits paid to
    participants            (59,097)      (6,259)        (86)        (1,530)         (112)      (87,479)

  Interfund transfers       (17,124)      12,295      13,996         63,975         1,834      (157,680)
                             -------      -------     -------        -------       -------      --------

Net assets available for
  benefits at end of year   866,035       44,581      61,024        188,174        43,712     1,738,585
                            -------      -------     -------        -------       -------      --------
                            -------      -------     -------        -------       -------      --------

                                Fidelity    Participant
                                 Contra         Loan
                                 Fund          Fund           Total
                                 ----          ----           -----
Net assets available for
  benefits at beginning
  of year                             0             0         1,023,070

  Transfer of plan assets        37,950        45,660         3,804,675

  Interest and dividends              0         4,690           107,233


  Net appreciation
    (depreciation) in fair
    value of investments         13,074             0           683,866

  Contributions                  16,893             0         1,250,106

  Benefits paid to
    participants                 (2,904)       (1,650)         (418,997)

  Interfund transfers            (1,686)       12,013                 0
                                 -------       -------         ---------

Net assets available for
  benefits at end of year        63,327        60,713         6,449,953
                                -------       -------         ---------
                                -------       -------         ---------


                                      SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

                                            EASTERN BANCORP, INC
                                            401(k) PLAN


Date:       March 27, 1996                  By:  /s/ Robert K. Hamme
     --------------------------                  --------------------
                                                 Robert K. Hamme
                                                 Trustee


                                            By:  /s/ John A. Cobb
                                                 --------------------
                                                 John A. Cobb
                                                 Trustee

                                  INDEX TO EXHIBITS


Exhibit
Number                        Identity of Exhibit
------        ---------------------------------------------------

  1           Independent Auditors' Consent, dated March 14, 1996.